Exhibit 5.5

[**], 2009

From:	Bae, Kim & Lee LLC

To:	Sensata Technologies (Korea) Limited
c/o Sensata Technologies B.V.

Re: Registration Statement on Form S-4

Dear Sirs,

1.	We have acted as Korean legal advisers to Sensata Technologies (Korea) Limited (the “Guarantor”) in connection with the guarantee by the Guarantor of Sensata Technologies B.V. – EUR141,000,000 in aggregate principal amount of 11.25% Senior Subordinated Notes due 2014 (the “Exchange Notes”). The Exchange Notes are issued subject to and with the benefit of the Indenture dated July 23, 2008 (the “Indenture”) and made among Sensata Technologies B.V. (the “Issuer”), the Guarantor and other guarantors named therein and The Bank of New York Mellon as trustee (the “Trustee”). The payment of principal, premium and Liquidated Damages (as defined in the Indenture), if any, and interest on the Exchange Notes is fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by the Guarantor and each of the other guarantors pursuant to their guarantees (the “Guarantees”).

2.	We have examined the laws and regulations of the Republic of Korea (“Korea”), the originals or photocopies, certified or otherwise identified to our satisfaction, of all such corporate and official records of the Guarantor and of all such official records, regulations and certificates of officials and agencies of the Government of Korea, of all such other agreements, documents and matters as we have considered necessary or desirable for the opinions hereinafter expressed, including, without limitation, the following documents:

(A)	an executed copy of the Indenture;

(B)	an executed copy of the Placement Agreement (the “Placement Agreement”) dated July 23, 2008 and entered into by and among the Issuer and the banks and financial institutions named therein as placement agents (the “Placement Agents”);

(C)	an executed copy of the Registration Rights Agreement (the “Registration Rights Agreement”) dated July 23, 2008 and entered into by and among the Issuer, the Placement Agents and the Guarantor and the other guarantors named therein;

[**], 2009

(D)	a copy of the form of the Exchange Notes;

(E)	an executed copy of the Guarantees;

(F)	a copy of the Offering Memorandum dated July 23, 2008;

(G)	a copy of the Articles of Incorporation of the Guarantor;

(H)	a copy of the Korean Commercial Registry extracts relating to the Guarantor;

(I)	a copy of the minutes of the meeting of the board of directors of the Guarantor dated June 10, 2008;

(J)	a copy of the seal certificate for the Representative Director of the Guarantor;

(K)	a copy of the report to, and acceptance thereof by, The Bank of Korea in respect of the Guarantees; and

(L)	the Certificate of the Representative Director of the Guarantor.

In giving this opinion we have assumed:

(i)	the authenticity of all signatures, seals, stamps and markings;

(ii)	that all documents submitted to us as originals are authentic, complete and up-to-date, all documents submitted to us as copies conform to the originals, and that all factual statements made in such documents are correct and we have relied on them without further enquiry;

(iii)	the power and authority of all parties other than the Guarantor to enter into, and the due execution and delivery by such parties of, the Indenture, the Placement Agreement and the Registration Rights Agreement;

(iv)	that the Exchange Notes will be issued in the respective forms provided for, and in accordance with the provisions of, the Indenture, the Placement Agreement and the Registration Rights Agreement;

(v)	that the Indenture, the Placement Agreement and the Registration Rights Agreement and the Guarantee are, and the Exchange Notes when issued will be, legal, valid, binding and enforceable in accordance with their respective terms under New York law by which law they are expressed to be governed;

[**], 2009

(vi)	that the copies of the Articles of Incorporation and the Commercial Registry extracts of the Guarantor mentioned in paragraphs (G) and (H) above, respectively, are true, complete, accurate and up-to-date; and

(vii)	the resolutions of the board of directors of the Guarantor passed at the meeting mentioned in (I) above were passed at a properly constituted meeting and that such resolutions have not been amended or rescinded.

3.	This opinion is given with respect to the laws of Korea in effect as of the date hereof and we do not express or imply our opinion in respect of those matters governed by or construed in accordance with the laws of any jurisdiction other than Korea.

4.	Based upon and subject to the foregoing and the qualifications set forth below, we are of the opinion that:

(a)	the Indenture has been duly authorized, executed and delivered by the Guarantor; and

(b)	when the Exchange Notes have been issued by the Issuer and authenticated by the Trustee in accordance with the Indenture, and delivered to the purchasers thereof against payment therefor as contemplated by the Registration Statement on Form S-4, the Guarantee will be the binding obligations of the Guarantor.

Our opinion is subject to the following reservations and qualifications:

(1)	Enforcement may be limited or affected by the bankruptcy, insolvency, liquidation, reorganization or reconstruction of the Guarantor pursuant to the Act on Rehabilitation and Bankruptcy of Debtors or other similar laws generally affecting enforcement of creditors’ rights;

(2)	Nothing in this opinion should be taken as indicating that the remedies of specific performances or injunctions (being in some instances discretionary remedies of the court) would necessarily be available with respect to any particular provision of the Guarantees, the Indenture, the Placement Agreement or the Registration Rights Agreement in any particular instance;

(3)	The enforceability of provisions releasing or exculpating a party from, or requiring indemnification of a party for, liability for its own action or inaction may be limited or affected where the action or inaction involves unlawful conduct, wilful misconduct or gross negligence;

[**], 2009

(4)	Under the Foreign Exchange Transaction Law of Korea, if the Korean Government deems that certain emergency circumstance, including but not limited to sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as requiring the Guarantor to obtain prior approval from the Ministry of Strategy and Finance of Korea for the remittance out of Korea of payments;

(5)	The obligations of the Guarantor under the Guarantees may also be affected or limited by the general principle of good morals and other social order (known as “public policy”) and the general principle of good faith and fairness provided for in the Civil Code of Korea; and

(6)	Korean courts may exercise judicial discretion in determining such matters as conclusiveness of certificates, extent of damages and entitlement to attorneys’ fees and other costs.

6.	This opinion is strictly limited to the matters addressed herein, it is not to be read as an opinion with respect to any other matter, it is furnished to you in connection with the filing by the Issuer of a Registration Statement on Form S-4, which will be incorporated by reference into the Registration Statement, and is not to be used, circulated, quoted or otherwise relied upon for any other purpose. We hereby consent to the filing of this opinion with the Commission as an exhibit to such Registration Statement on Form S-4.

Very truly yours,

Bae, Kim & Lee LLC